

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

<u>Via E-mail</u>
David Wood
Chief Financial Officer
ESSA Pharma, Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia, Canada, V5Z 1K5]

     Re: ESSA Pharma Inc.
            Amendment No. 2 to Draft Registration Statement on Form 20-F
            Submitted May 8, 2015
            CIK No. 0001633932

Dear Mr. Wood:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Research and Development Costs, page F-11</u>

1. Refer to your response to comment 3. Please tell us what you mean by "defending rights where there are conflicting claims" and if you have incurred any such cost or incurred cost to enforce your intellectual property rights in the courts and if you classified those costs as Research & Development expense or General & Administrative expense.

You may contact Keira Nakada at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Riccardo Leofanti
       Skadden, Arps, Slate, Meagher & Flom LLP